UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of May 2023

001-36345

(Commission File Number)

GALMED PHARMACEUTICALS LTD.

(Exact name of Registrant as specified in its charter)

16 Tiomkin St.

Tel Aviv 6578317, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover

Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Galmed Pharmaceuticals Ltd. (the “Company”) is announcing that it will effect a reverse share split of the Company’s ordinary shares at the ratio of 1-for-15, such that each fifteen (15) ordinary shares, par value NIS 0.01 per share, shall be consolidated into one (1) ordinary share, par value NIS 0.15. The first date when the Company’s ordinary shares will begin trading on the Nasdaq Capital Market after implementation of the reverse split will be Monday, May 15, 2023.

Following the implementation of the reverse split, the Company’s authorized share capital shall be comprised of 20 million ordinary shares, par value NIS 0.15 per share, and approximately 1.6 million ordinary shares shall be issued and outstanding.

No fractional ordinary shares will be issued as a result of the reverse split. All fractional ordinary shares will be rounded up to the nearest whole ordinary share. In addition, a proportionate adjustment will be made to the per share exercise price and the number of shares issuable upon the exercise of all outstanding options entitling the holders to purchase ordinary shares.

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form S-8 (Registration No. 333-206292 and 333-227441) and the Company’s Registration Statement on Form F-3 (Registration No. 333-254766).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Galmed Pharmaceuticals Ltd.

Date: May 12, 2023	By:	/s/ Allen Baharaff
Allen Baharaff
President and Chief Executive Officer